Filed by: Algonquin Power Income Fund

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Algonquin Power Income Fund

SEC Correspondence File Number: 333-141569

THE FOLLOWING IS A PRESS RELEASE ISSUED BY ALGONQUIN POWER

INCOME FUND ON SEPTEMBER 17, 2009.

ALGONQUIN POWER ANNOUNCES MAILING DATE FOR TRUST-TO-CORPORATION EXCHANGE INFORMATION

OAKVILLE, Ontario - September 17, 2009 - The Trustees of Algonquin Power Income Fund (the “Fund”) (TSX: APF.UN) announced today that the exchange offers for units and convertible debentures of the Fund previously announced on June 12, 2009 will be mailed to unitholders and debentureholders on Monday, September 21, 2009. Under the proposed conversion arrangement which is structured as an exchange offer, unitholders can exchange their trust units of the Fund, on a one-for-one basis, for common shares of a corporation (“Algonquin Power Inc.”), and debentureholders can exchange their Fund debentures for debentures issued by Algonquin Power Inc. In addition, an election is available to certain debentureholders to exchange their Fund debentures for common shares issued by Algonquin Power Inc. Subject to the conditions set out in the documents to be mailed to securityholders, the Trustees of the Fund expect that the transactions will be completed on October 27, 2009.

The documents being mailed to securityholders provide details as to how to participate in the exchange process. Securityholders whose trust units or debentures are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in taking the necessary steps to exchange such trust units or debentures. BMO Capital Markets was retained by the Board of Trustees of the Fund to review the terms of the convertible debenture exchange offers and has provided an opinion that the consideration to be received by debentureholders under each of the convertible debenture exchange offers is fair from a financial point of view to such debentureholders.

ABOUT ALGONQUIN POWER INCOME FUND

Algonquin Power Income Fund owns and operates a diverse portfolio of approximately $1 billion of clean, renewable power generation and sustainable utility infrastructure assets across North America. The Fund’s generation portfolio includes 42 renewable energy facilities and 11 thermal energy facilities representing more than 400 MW of installed capacity and the Fund provides regulated utility services to more than 70,000 customers through its portfolio of 18 water distribution and wastewater treatment utility companies. Algonquin Power Income Fund’s trust units and convertible debentures are traded on the Toronto Stock Exchange under the symbols APF.UN, APF.DB and APF.DB.A. Visit Algonquin Power Income Fund on the web at www.AlgonquinPower.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin”). In connection with the proposed transaction, Hydrogenics initially filed on July 13, 2009 a registration statement on Form F-4 containing a preliminary take-over bid circular/prospectus with the U.S. Securities and Exchange Commission (“SEC”), which registration statement has now been declared effective. Each of Algonquin and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKE-OVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final takeover bid circular will be mailed to Algonquin’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada, Attn: Investor Relations, (905) 361-3660.